UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13D-1(A) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13D-2(A)
                              (AMENDMENT NO. 3)*

                            Greentree Software, Inc.
                                (Name of Issuer)

                    Common Shares, $.01 par value per share
                         (Title of Class of Securities)

                                  395793 30 1
                                 (CUSIP Number)

                                  Mark Cahill
                              666 Greenwich Street
                               New York, NY 10014
                                 (212) 243-7903
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 23, 1997
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO. 395793 30 1         13D


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Mark Cahill
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (A) []
                                                    (B) []
 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

      PF
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                     []

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
       7   SOLE VOTING POWER

                   275,000
       8   SHARED VOTING POWER

                   None
       9   SOLE DISPOSITIVE POWER

                   275,000
      10   SHARED DISPOSITIVE POWER

                   None
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                     275,000


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CUSIP NO. 395793 30 1         13D


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                  []

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.8%
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN

      This Amendment amends the Schedule 13D filed with the Commission on January 26, 1996 (the "Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D filed with the Commission on May 2, 1996, and as amended by Amendment No. 2 to Schedule 13D filed with the Commission on July 30, 1997.

ITEM 1.    SECURITY AND ISSUER.

           (a)  Title of Security:

                Greentree Software, Inc., Common Shares, $.01 par value per share (the "Common Shares")

           (b)  Name of Issuer:

                Greentree Software, Inc., a New York corporation (the "Company")

           (c)  Address of issuer's Principal Executive Office:

                The principal executive office of the Company is located at 7901 Flying Cloud Drive, Eden Prairie, MN 55344.

ITEM 2.    IDENTITY AND BACKGROUND.

           (a)  Name of Reporting Person:

                The reporting person is Mark Cahill (the "Reporting Person")

           (b)  Business Address of Reporting Person:

                The Business Address of the Reporting Person is 666 Greenwich Street, New York, New York 10018.


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CUSIP NO. 395793 30 1         13D


           (c)  Principal  Occupation or Employment of Reporting Person:

                The principal occupation and employment of the Reporting Person is as a private investor.

           (d)  Criminal Convictions since February 4, 1993:

                None

           (e)  Judgments for Violations of Securities Laws since Feburary 4,
                1993:

                None

           (f)  Citizenship:

                The Reporting Person is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person paid $60,076.50 funds for the purchase of 87,384 shares of the Company issued in a private placement, dated December 23, 1997 (the "December 1997 Private Placement"). The Reporting Person used personal funds to purchase such shares.

ITEM 4.    PURPOSE OF TRANSACTION.

      The Reporting Person acquired the shares of the Common Shares in the private placement for investment purposes only. The Reporting Person has no present plans or intentions that relate to, or would result in, any of the actions described in items 4(a) - (j) of the instructions of Schedule D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person beneficially owns 275,000 shares of the Common Shares, consisting of approximately 8.78% of the aggregate number of shares of Common Shares outstanding as of January 14, 1998, as reported by the Company.

      (b) The Reporting Person has sole investment and voting power with respect to all of the shares of Common Shares beneficially owned by him.

      (c)  Recent Transactions:

           (1) 10,052 shares of the Company sold by the Reporting Person at a sale price of $1.53 per share on November 14, 1997; and

CUSIP NO. 395793 30 1         13D


           (2) 87,384 shares of the Company purchased the Reporting Person in connection with the December 1997 Private Placement at a sale of $.6875 per share on December 23, 1997.

      (d)  Right to Receive Dividends:         None

      (e)  Ownership below 5%:                 Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      None


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

Dated:     February 4, 1998
                                               /s/   Mark Cahill
                                               -------------------------
                                               MARK CAHILL